EXHIBIT 99.1

Equinox Gold Completes Sale of Solaris Shares

VANCOUVER, BC, April 28, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce that the Company has completed its previously announced sale of ten million shares of Solaris Resources Inc. (TSX: SLS), for gross proceeds to the Company of C$82.5 million. In addition, Equinox Gold has granted the buyers warrants to purchase an additional five million Solaris shares from the Company for a period of 12 months at C$10.00 per share, which if fully exercised would bring an additional C$50.0 million in gross proceeds to the Company.

Cautionary Notes and Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to the potential future proceeds to the Company from the exercise of the Company's grant of Solaris warrants. Forward-looking statements or information generally identified by the use of the words "will", "would", and similar expressions and phrases or statements that certain actions, events or results "may", "could" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct.  The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: prices for copper remaining as estimated; the strategic vision for Solaris and the ability of Solaris to successfully advance its projects; and the warrant holders having sufficient funds to exercise their warrants. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release. The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2021/28/c1189.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 15:04e 28-APR-21